

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2013

Via E-Mail
Mr. Steven H. Eklund
Chief Financial Officer
Respect Your Universe, Inc.
5940 South Rainbow Blvd.
Las Vegas, NV 89118

      Re: **Respect Your Universe, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed March 12, 2012
              File No. 333-166171

Dear Mr. Eklund:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/Tia L. Jenkins

                    Tia L. Jenkins
                    Senior Assistant Chief Accountant
                    Office of Beverages, Apparel, and
                    Mining